Exhibit 99(c)
                          PRESS RELEASE



FOR IMMEDIATE RELEASE
FRIDAY
JUNE 12, 1998

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501)  688-8229


                    TCBY DECLARES CASH DIVIDEND


LITTLE ROCK, AR - Friday, June 12, 1998 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on July 3, 1998 to shareholders of record as of June 23, 1998.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works(registered) brands.

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